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                            July 29, 2020

       Aubrey H. Hall, III
       President and Chief Executive Officer
       Pinnacle Bankshares Corporation
       622 Broad Street
       Altavista, VA 24517

                                                        Re: Pinnacle Bankshares
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed on July 2,
2020
                                                            File No. 333-239666

       Dear Mr. Hall:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed July 2, 2020

       Cover Page

   1. We note that you have indicated on the cover page and elsewhere in the document that you qualify as an
"emerging growth company." Please provide us with your legal analysis as to why you qualify
as an EGC. As part of that analysis, please address the impact that selling shares under
Form S-8 (333-63361) and Form S-8 (333-115623), both of which were effective prior to
December 8, 2011, have on that qualification. Please refer to
                                                        Question 2 of
"Jumpstart Our Business Startups Act Frequently Asked Questions"
                                                        available at
https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-
                                                        general.htm for further
guidance.
 Aubrey H. Hall, III
FirstName  LastNameAubrey  H. Hall, III
Pinnacle Bankshares Corporation
Comapany
July       NamePinnacle Bankshares Corporation
     29, 2020
July 29,
Page  2 2020 Page 2
FirstName LastName
Cautionary Statement Regarding Forward-Looking Statements, page 30

2. Please delete the references to the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act, as it does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the
         Securities Exchange Act. See paragraph (a)(1) of Section 27A of the Securities Act of
         1933.
Opinion of Virginia Bank's Financial Advisor, page 76

3. Please revise this section to disclose the compensation Janney received from Virginia
         Bank for its services. Please also provide the compensation Performance Trust received from Pinnacle for its services. Refer to Item 4(b) of Form S-4. Employment with Pinnacle Following the Merger, page 94

4. Please revise this section to include the material terms of the new employment agreement with Messrs. Merricks and Oakes.
Information about the Effects of and Responses to COVID-19
Pinnacle, page 116

5. We note disclosure on page 116 that approximately 8.7% of Pinnacle's loans have been granted deferrals in connection with their COVID -19 pandemic loan deferral program. Please revise, either in Pinnacle's Management's Discussion and Analysis section or in the notes to the financial statements, to provide an enhanced discussion or tabular presentation of the composition of loans included in this deferral program along with any disclosures of loan concentrations in any of the primary segments of their loan portfolio. Please also consider providing additional information about these loan deferrals as applicable, such as nature and duration of deferrals, how you account for and present these loan deferrals, etc. to the extent possible.
Virginia Bank, page 116

6. We note disclosure on page 117 that Virginia Bank has accommodated requests for payment deferrals with respect to approximately $12.5 million of loans and total deferrals approximate 9% of their loan portfolio. Please revise, either in Virginia Bank's
         Management's Discussion and Analysis section or in the notes to the financial statements, to provide an enhanced discussion or tabular presentation of the composition of loans that have been granted deferrals in connection with the COVID -19 pandemic loan deferral program along with any disclosures of loan concentrations in any of the primary segments of their loan portfolio. Please also consider providing additional information about these loan deferrals as applicable, such as nature and duration of deferrals, how you account for and present these loan deferrals, etc. to the extent possible.
 Aubrey H. Hall, III
Pinnacle Bankshares Corporation
July 29, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Schroeder at (202) 551-3294 or Amit Pande (202) 551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameAubrey H. Hall, III                      Sincerely,
Comapany NamePinnacle Bankshares Corporation
                                                           Division of
Corporation Finance
July 29, 2020 Page 3                                       Office of Finance
FirstName LastName